PTP SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2018

PTP SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2018

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67059

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   **1/1/2018**   AND ENDING   **12/31/2018**
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PTP Securities, LLC**

	OFFICIAL USE ONLY
	_____
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Hopemeadow Street, Suite 5
(No. and Street)

Simbury   **CT**   **06070**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Attilio A. Albani   **860-264-1595**
                                                               (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Wolf & Co., PC
(Name - if individual, state last, first, middle name)

1500 Main Street   **Springfield**   **MA**   **01115**
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Attilio A. Albani, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PTP Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Subscribed and sworn to before me this 27th day of February ~~2018~~ 2019

Krista Lowell

Notary Public

KRISTA LOWELL
Notary Public, State of Connecticut
My Commission Expires Aug. 31, 2021

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTP Securities, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computation of Net Capital Pursuant to Rule 15c3-1 ("supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2019

PTP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 1,741,233
Due from affiliate	3,660
Accounts receivable	3,170,263
Security deposit	55,799
Property and equipment, net	33,052
TOTAL ASSETS	$ 5,004,007

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 132,816
Deferred revenue	33,333
TOTAL LIABILITIES	166,149
Member's Equity	4,837,858
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,004,007

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:	
Success Fees	$ 5,665,706
Fee Income	356,667
Interest Income	38,147
Expense Reimbursement	47
TOTAL REVENUE	6,060,567
EXPENSES:	
Employee Compensation and Benefits	2,128,897
Professional Fees	245,052
Occupancy	194,236
Regulatory Fees	54,414
Communication and Data Processing	39,323
Depreciation Expense	16,877
Travel	179,203
Office and Other Expenses	144,722
TOTAL EXPENSES	3,002,724
NET INCOME	$ 3,057,843

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Member's equity - December 31, 2017	$ 3,217,965
Withdrawals	(1,437,950)
Net income	3,057,843
Member's equity - December 31, 2018	$ 4,837,858

The accompanying notes are an integral part of these financial statements

PTP SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net income	$ 3,057,843
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	16,877
Changes in operating assets and liabilities:	
Accounts receivable	(865,288)
Security deposit	(51,749)
Accounts payable and accrued expenses	(130,267)
Deferred revenue	33,333
Net cash provided by operating activities	2,060,749
Cash flows from investing activities:	
Property and equipment additions	(31,217)
Net cash used in investing activities	(31,217)
Cash flows from financing activities:	
Member withdrawals	(1,437,950)
Net cash used in financing activities	(1,437,950)
Net increase in cash	591,582
Cash at December 31, 2017	1,149,651
Cash at December 31, 2018	$ 1,741,233

The accompanying notes are in integral part of these financial statements

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

PTP Securities, LLC (the "Company") is a Delaware Limited Liability Company headquartered in Simsbury, Connecticut. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in private placements to institutional investors in the United States and Canada.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Effective January 1, 2018, the Company adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue from contracts with customers includes private placement fee revenue, retainer fees and reimbursed expenses. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on private placement deals. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company recognized fees when investors are accepted in a private placement and the investors fund their commitment. The private placement fee revenue is variable consideration and the constraints are evaluated for each individual contract. As of December 31, 2018, the Company expects to receive the full amount of fees earned. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of the progress appropriate for the revenue recognition under a specific contact. Retainers and other fees received from the customers prior to recognizing revenue are reflected as deferred revenue.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable consists of private placement fee revenue earned from closed transactions due under normal trade terms. Interest income is recorded based on the terms of the agreement. The Company provides an allowance for doubtful collections which is based on a review of outstanding collections, historical collection information, and existing economic conditions. An allowance for doubtful accounts is determined based on management's best estimate of probable losses. Receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. At December 31, 2018, there was no reserve for uncollectable receivables.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and equipment

Property and other office equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets (three years for equipment and furniture and thirty-nine years for leasehold improvements). Normal repair and maintenance costs are expensed as incurred.

Depreciation expense for the year ended December 31, 2018 was $16,877.

Concentration of credit risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2018, the Company had $1,491,233 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. The Company's net capital computed under 15c3-1 was $1,575,084 at December 31, 2018, which exceeds required net capital of $11,077 by $1,564,007. The ratio of aggregate indebtedness to net capital at December 31, 2018 was 0.11 to 1.0.

NOTE 4.   INCOME TAXES

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, and its sole member. Therefore no provision or liability for federal or state income taxes are required in these financial statements.

Accounting Standards Codification ("ASC") 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2015 - 2018.   The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.   The Company records interest and penalties as part of office and other expenses. No interest or penalties were recorded for the year ended December 31, 2018.

NOTE 5.   PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of property and equipment follows:

	December 31, 2018	Estimated Useful Life
Leasehold Improvements	$ 5,296	39 Years
Equipment	23,811	3 Years
Furniture and Fixtures	65,144	3 Years
	94,251	
Accumulated Depreciation	(61,199)	
	$ 33,052	

NOTE 6. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution 401k profit sharing plan that covers substantially all of its employees. Company matching contributions are made at the discretion of the member of the Company and are not to exceed 3% of the total compensation paid to eligible participants. In addition to this contribution there is a discretionary profit sharing contribution. Contributions made to the plan for the year ended December 31, 2018 totaled $63,455.

NOTE 7. CONCENTRATIONS IN SALES TO CUSTOMERS

During the year ended December 31, 2018, three customers accounted for approximately 16%, 18% and 22% of total revenues.

NOTE 8. LEASES

In March 2018, the Company extended its Stamford office lease agreement through February 2025. The Company entered into an additional lease agreement for its main office, which expires on November 30, 2020. The agreements provide for monthly lease payments ranging from $16,130 to $16,500, with annual increases, as described in the agreement. Future minimum lease payments due under these agreements are as follows:

Year Ending December 31,	Amount
2019	$196,470
2020	198,128
2021	170,685
2022	174,043
2023	177,400
Thereafter	210,979
Total	$1,127,794

Rent expense under these agreement was $156,116 for the year ended December 31, 2018.

NOTE 9. RELATED PARTY TRANSACTIONS

Due from affiliate of $3,660 represents non- interest bearing, unsecured advances from the Company's single member parent company, Pinnacle Trust Partners, LLC. ("PTP LLC") The advances have no stated term and consist of payments of certain life insurance policies owned by PTP LLC.

Note 10.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for lessee with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures, however, management expects to record a $1.1 million right to use the asset and off-setting lease liability on the statement of financial condition.

Net Capital

  Credits:

    Total member's equity $ 4,837,858

  Debits:

    Non-allowable assets   3,262,774

Net capital   1,575,084

Minimum net capital requirement (The greater of 5,000 or 6 2/3% of
                              aggregate indebtedness)   11,077

                    Excess Net Capital $ 1,564,007

Aggregate indebtedness $ 166,149

Ratio of aggregate indebtedness to net capital   0.11 to 1

There were no material difference between the above computation of net capital and the Company's computation as reported in the unaudited Part II of Form-17A-5 as of December 31, 2018.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i). The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.



Report of Independent Registered Public Accounting Firm

To the Member of PTP Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) PTP Securities, LLC (the "Company") identified the following provisions under 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (b) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, includes inquiries and other review procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wolf & Company, P.C.

Boston, Massachusetts
February 28, 2019



PTP SECURITIES, LLC
EXEMPTION REPORT
DECEMBER 31, 2018

Assertions Regarding Exemption Provisions

I, as the managing member of Pinnacle Trust Partners, LLC ("the Company), am responsible for compliance with the annual reporting requirements under rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to final annual reports with the Securities Exchange commission (SEC) and the broker or dealer's designated examining authority (DEA). One of those reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption form the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2018 to December 31, 2018.

By: ______________________

Attilio A. Albani, Jr., managing member